NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)
March 1, 2016
Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.

CHANGE TO EXECUTIVE MANAGEMENT TEAM

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) reports that it has made a scheduled change to its management team. Effective March 1, 2016 Mr. Anthony (Tony) J. Andrukaitis becomes the Chief Operating Officer (COO) for the Company and Neil Gambow will become the Managing Director of Corporate Development.

Mr. Andrukaitis is an accomplished business executive with over 25 years of senior management experience in the railroad sector. He is the past Chief Operations Officer of Trinity Rail and past President of Trinity Tank Car Inc. both subsidiaries of Trinity Industries of Dallas, Texas. He is also the past President and CEO of GATX Terminals Corporation of Chicago, IL. He is a CPA and holds a Bachelor of Science degree in accounting from the University of Illinois and an MBA from DePaul University. Tony joined the Board of Directors of Kelso as an independent director on August 24, 2011 and going forward will continue to serve Kelso as a non-independent director.

Mr. Gambow has been a key figure in the development of Kelso from its near bankruptcy in 2010 to one of the most respected corporate brands in the railway equipment supply industry. He will remain an active executive manager of the Company and be a key advisor to both the CEO and COO of the Company. He will continue to concentrate on design engineering, sales and lobbying for use of the best available equipment for a work safe environment; marketing of future and current products; and the challenges of regulatory and government matters that affect the future of the Company.

James R. Bond, CEO of the Company comments that: “We have made these scheduled changes to our executive management team to strengthen the effectiveness of our business practices, maintain our management expertise and spread increasing workloads more effectively. Kelso is growing its commercial product catalogue substantially to get ready for the next up-cycle in rail tank car production that is expected to commence later this year triggered by required compliance with new hazardous material regulations and laws. The railway industry has been bogged down with regulatory and economic challenges over the past year and despite the current severe slowdown in rail tank car production we have the necessary capital resources to survive throughout 2016. Management remains optimistic that our long-term strategic plans should lead to enhanced financial performance in the future.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Kelso is growing its product catalogue substantially to get ready for the next up-cycle in rail tank car production that is expected to commence later this year triggered by required compliance with new hazardous material regulations and laws; that despite the current severe slowdown in rail tank car production we have the necessary capital resources to survive throughout 2016; and that management remains optimistic that our long-term strategic plans should lead to enhanced financial performance in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016; new hazardous material regulations and laws may not come into effect when expected, or at all; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com